Exhibit 99.1

Marti Announces 2024 First Half Results

Istanbul, Türkiye – September 30, 2024 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the first half of 2024.

Financial and Operational Highlights for the First Half of 2024

●	Capital efficient investments in ride-hailing produce performance exceeding operational targets

●	Revenue of $8.4M, net loss of $21.9M, and adjusted EBITDA of $(11.3)M in 1H’24. On track to achieve FY’24 guidance of $16.6M revenue and $(22.5)M adjusted EBITDA

●	Successful execution of operational efficiencies in two-wheeled electric vehicle rental business contribute to adjusted EBITDA neutral performance in 1H’24, representing a $4.4M increase in adjusted EBITDA over 1H’23

●	Only company offering ride-hailing services at scale in Türkiye, and retained 59% market share in two-wheeled electric vehicle rental segment

“The first half of 2024 was a period in which we significantly exceeded our ride-hailing targets, demonstrating that demand for ride-hailing in Türkiye is even higher than we anticipated,” said Oguz Alper Oktem, founder and CEO. “In the first half of 2024, in addition to achieving our new rider and driver acquisition targets, we also increased our efforts to retain existing riders and drivers in a capital efficient manner. Since the launch of our ride-hailing service, we have spent approximately $1.2M per month to get to today’s 1.1 million unique riders and 171 thousand registered drivers. Our ride-hailing performance helped us strengthen our position as the leading urban mobility app in Türkiye across both iOS and Android, and we will continue to accelerate our investments in our ride-hailing service in the second half of 2024 and beyond.”

“Since the 2019 launch of our two-wheeled electric vehicle rental business, we have consistently grown the segment to its current scale of 35 thousand average daily vehicles deployed in the fist half of 2024. Having completed our initial growth plan for this segment, we have turned our focus on operational efficiency projects which resulted in a significant $3.0M operating cost reduction in the first half of 2024.”

“To spearhead our operational efficiency projects, in February 2024, we acquired all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle operators. In the first quarter of 2024, vehicles deployed using Zoba’s alorithms achieved 1.7 times higher daily rides per deployed vehicle than those deployed without Zoba. This figure increased to 2.4 times in the second quarter of 2024, demonstrating both Zoba’s effectiveness and room for further improvement. The additional revenue which Zoba’s deployment has generated for Marti in the first 6 months since our purchase has already paid back our acquisition cost.”

Financial Highlights for the First Half of 2024

Consolidated Revenue

●	$8.4M revenue in 1H’24, 11% lower compared to 1H’23, driven by a decline in average daily rides per vehicle in our two-wheeled electric vehicle segment, which was offset by an increase in average revenue per ride. To prioritize the fastest possible growth of our ride-hailing service, we currently do not charge riders or drivers a fee to use the service. The growth in the service therefore has yet to contribute to revenue.

●	We are on track to achieve our $16.6M revenue guidance for FY’24.

Consolidated Adjusted EBITDA

●	$(11.3)M adjusted EBITDA in 1H’24, 28% lower compared to 1H’23, driven by $13.1M of investments in our ride-hailing service in the absence of monetization of the service.

●	We are on track to achieve our $(22.5)M adjusted EBITDA guidance for FY’24.

Liquidity

●	$9.0M cash and cash equivalents at the end of 1H’24, 54% lower compared to FY’23, driven by investments in our ride-hailing service in the absence of monetization of the service.

Share Repurchase Program

●	Marti’s share repurchase program, which we announced in January 2024, enables us to purchase up to $2.5M of our ordinary shares up to a price per share of $3.30 through October 9, 2024.

Acquisitions

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators.

Financial and Operational Highlights for our Ride-Hailing Service in the First Half of 2024

	1H 2023	1H 2024
G&A (USD, thousands)	(1,225)	(5,198)
Selling & Marketing (USD, thousands)	(2,986)	(6,236)
of which, Cost of Ride[1]	(455)	(788)
Other Expenses (USD, thousands)	--	(1,670)
Net Loss (USD, thousands)	(4,211)	(13,104)
Adj. EBITDA (USD, thousands)[2]	(4,211)	(11,118)

1.	As Marti did not earn revenue from its ride hailing service in 1H’24 and 1H’23, the cost of delivering this service is classified under Selling & Marketing Expenses.
2.	Adjusted EBITDA is a non-GAAP metric and is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments to net income (loss).

●	Our ride-hailing service completed 21 months of operations at the end of 1H’24, after being launched in October 2022.

●	An article published in November 2021 by consultancy group McKinsey & Company estimates the taxi market size in Türkiye at $9 billion to $12 billion as of 2021. Under the study’s “Disruptive Scenario 2030,” ride-hailing is expected to increase the size of the taxi market by offering cheaper and more convenient rides. The study estimates the potential size of the ride-hailing market in 2030 at $15 billion to $20 billion.

●	Number of riders grew to 1.1 million by the end of 1H’24, exceeding our 1 million rider target by 10%. Our rider base grew 121% in the 6 months from December 31, 2023 to June 30, 2024.

●	Number of registered drivers grew to 171 thousand by the end of 1H’24, exceeding our 165 thousand registered driver target by 4%. Our registered driver base grew 60% in the 6 months from December 31, 2023 to June 30, 2024.

●	Of our 171 thousand registered drivers, 142 thousand are in Türkiye’s largest city, Istanbul. This is in contrast to less than 21 thousand taxis serving the city.

●	We are continuing to invest in the cost effective growth of our ride-hailing service in 2024, and have set targets for 1.6 million riders and 245 thousand registered drivers by December 31, 2024.*

●	$13.1M total expenses in 1H’24, or $2.2M per month. $26.1M total expenses from the October 2022 launch of our ride-hailing service through the end of 1H’24, corresponding to $1.2M of monthly average expenses, and demonstrating our commitment to capital efficient growth in a business segment where global benchmarks have proven both scale and profitability, but at the expense of capital efficient growth.

●	$6.2M selling and marketing expenses in 1H’24 to build awareness for our ride-hailing service, and on targeted driver and rider acquisition and retention campaigns. Our marketing activities include both online and offline marketing campaigns, and cross-promotions offered to our ride-hailing riders for use at our two-wheeled electric vehicle segment. As we have yet to monetize our ride-hailing service, our selling and marketing expenses include $0.8M of variable expenses incurred to service rides, including the cost of servers, mapping and navigation services, call center costs for driver onboarding, customer support costs, and other variable costs.

●	$5.2M of general and administrative costs in 1H’24 as we built out our team to support the increasing scale of our ride-hailing segment.

●	$1.7M of other expenses in 1H’24, including $1.1M of subsidies offered for driver fines, which we view as a marketing activity as a result of its contribution to driver acquisition and retention, and $0.6M of R&D expenses.

*	The targeted number of riders and registered drivers by December 31, 2024 in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Financial and Operational Highlights for our Two-Wheeled Electric Vehicle Service in the First Half of 2024

	1H 2023	1H 2024	∆
Average Daily Vehicles Deployed	34,439	34,566	0.4%
Average Daily Rides per Vehicle	1.24	0.79	(36)%
Average Revenue per Ride (USD)	1.23	1.69	38%
Revenue[1] (USD, thousands)	9,485	8,409	(11)%
Cost of Revenues, excl. Fleet Depreciation[2] (USD, thousands)	(8,734)	(5,711)	(35)%
% of Revenue	92%	68%
G&A3 (USD, thousands)	(6,360)	(3,637)	(43)%
% of Revenue	67%	43%
Net Loss[4] (USD, thousands)	(9,120)	(8,765)	(4)%
Adj. EBITDA[5] (USD, thousands)	(4,659)	(210)	(95)%
Adj. EBITDA Margin[6]	(49)%	(2)%

1.	Revenue for our Two-wheeled Electric Vehicle Service is the same as consolidated revenue given Marti does not yet charge for the Ride-Hailing Service.
2.	Cost of revenues, excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.
3.	G&A includes selling and marketing, other income/expense, R&D expense.
4.	Unallocated research and development expenses, other income, financial income, and financial expense are presented under Two-wheeled Electric Vehicle Service segment (1H’24 net expense $3,7M, 1H’23 net expense $0,9M)
5.	Adjusted EBITDA is a non- GAAP metric and is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments to net income (loss).
6.	Adjusted EBITDA Margin is a non-GAAP metric and is calculated as Adjusted EBITDA divided by revenue.

●	35 thousand average daily vehicles deployed in 1H’24, similar to 1H’23.

●	0.79 average daily rides per vehicle in 1H’24, 36% lower YoY compared to 1H’23, due to elevated inflation producing a decline in purchasing power, and our strategy of increasing prices to focus on improving the profitability metrics of our segment.

●	$1.69 average revenue per ride in 1H’24, 38% higher YoY compared to 1H’23, as a result of price increases in excess of local inflation and currency depreciation of the Turkish Lira relative to the US Dollar, in line with our focus on profitability metrics.

●	Revenue of $8.4M in 1H’24, 11% lower YoY compared to 1H’23, as a function of the changes in our average daily vehicles deployed, average daily rides per vehicle, and average revenue per ride.

●	$5.7M cost of revenues in 1H’24, 35% lower YoY compared to 1H’23, as a result of successfully executing several operational efficiency projects, including optimizing field staff, repair and maintenance personnel, and logistics vehicle counts, launching on-field repairs, and increasing our usage of refurbished electronic and spare parts.

●	$0.54 pre-depreciation contribution profit per ride in 1H’24, 458% higher YoY compared to 1H’23, as a result of price increases in excess of inflation and currency depreciation, and our operational efficiency measures.

●	$3.6M general and administrative expenses in 1H’24, 43% lower YoY compared to 1H’23, due to optimizing team size and wages, and focus and time of management and central functions shifting away from two-wheeled electric vehicle operations towards ride-hailing.

●	$(0.2)M adjusted EBITDA in 1H’24, 95% lower YoY compared to $(4.7)M adjusted EBITDA in 1H’23, as a result of successful pricing actions, operational efficiency projects, and optimization of general and administrative expenses.

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators. The acquisition is part of the operational efficiency actions that we launched in 2023, are continuing to take in 2024, and will further take in 2025 and beyond. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies. In Q2’24, vehicles deployed with Zoba produced 2.4x higher daily rides per vehicle than vehicles deployed without Zoba. The additional revenue generated by Zoba in the first 6 months following the purchase has already paid back Zoba’s acquisition cost.(*).

(*)	Pilot results and past performance are not necessarily indicative of future attainment.

Full Year 2024 Guidance

Marti is reaffirming its full year 2024 guidance, as summarized below:

	2024 Guidance
Net Revenue(1)	$16.6	M
Adjusted EBITDA(2)	$(22.5	)M

1.	The Company’s 2024 guidance assumes continued growth of our ride-hailing service in the absence of monetization and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.
2.	The Company’s 2024 guidance assumes an increase in the pace of our ride-hailing investments relative to 2023.

The full year 2024 guidance provided herein and the targeted number of riders and registered drivers by year end in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The 2024 guidance and targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance or the targets.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the first half of 2024. See details of such conference call below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti/tech/) where it will remain available for six months.

Date:	September 30, 2024
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	877-485-3103 / +1 201-689-8890
Webcast & Replay & Archieve Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=ccnVKwav

Non-GAAP Financial Measures

Certain financial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA as depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, plus net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which the Company does not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin as adjusted EBITDA/revenue.

Cost of revenues, excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.

Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information for management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This financial information and data contained herein also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth, including the number of riders and registered drivers, of the ride-hailing business, the full year 2024 guidance, and the expected future performance, operational efficiencies and market opportunities of Marti and its two-wheeled electric vehicle business and ride hailing business, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) volatility in the price of the Company’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which the Company currently or plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting the Company’s business, (ii) the Company’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) the Company’s ability to build its brand and consumers’ recognition, acceptance and adoption of its brand, (v) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (vi) technological changes and risks associated with doing business in an emerging market, (vii) risks relating to dependence on and use of certain intellectual property and technology and (viii) and other important factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2024 guidance and ride-hailing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

Condensed Consolidated Balance Sheets

(in thousands $)	December 31, 2023	June 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	19,424	8,965
Accounts receivable, net	188	297
Inventories	2,612	2,213
Operating lease right of use assets	224	36
Other current assets	3,248	2,677
- VAT receivables	2,251	2,025
- Other	997	653
Total current assets	25,696	14,189

Non-current assets:
Property, equipment and deposits, net	13,531	9,442
- Property, equipment, net	13,526	9,442
- Vehicle deposits	5	--
Operating lease right of use assets	800	682
Intangible assets	184	691
Total non-current assets	14,515	10,815
Total assets	40,211	25,004

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	10,448	9,000
Accounts payable	2,796	2,055
Operating lease liabilities	413	274
Deferred revenue	1,550	1,617
Accrued expenses and other current liabilities	2,295	2,564
Total current liabilities	17,502	15,511

Non-current liabilities:
Long-term financial liabilities, net	54,803	60,152
Operating lease liabilities	278	179
Other non-current liabilities	326	336
Total non-current liabilities	55,407	60,667

Total liabilities	72,909	76,178
Stockholders’ equity
Common stock	6	6
Share premium	40,461	43,854
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(65,606)	(87,475)

Total stockholders’ equity	(32,698)	(51,173)
Total liabilities and stockholders’ equity	40,211	25,004

Condensed Consolidated Income Statements

(in thousands $)	January 1 - June 30, 2023	January 1 - June 30, 2024

Revenue	9,485	8,409
Operating expenses:
Cost of revenues	(13,018)	(9,886)
Research and development expenses	(1,500)	(611)
General and administrative expenses	(5,668)	(9,053)
Selling and marketing expenses	(3,211)	(6,462)
Other income	374	984
Other expenses	(565)	(1,599)
Total operating expenses	(23,589)	(26,627)
Loss from operations	(14,104)	(18,219)

Financial income	2,720	559
Financial expense	(1,946)	(4,209)
Loss before income tax expense	(13,331)	(21,869)

Income tax expense	--	--
Net loss	(13,331)	(21,869)

Net loss attributable to stockholders	(13,331)	(21,869)
Other comprehensive loss

Foreign currency translation adjustments	--	--
Total comprehensive loss	(13,331)	(21,869)

Condensed Consolidated Statements of Cash Flows

(in thousands $)	January 1 – June 30, 2023	January 1 – June 30, 2024
Operating activities
Loss before tax	(13,331)	(21,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	4,574	4,224
Amortization of intangible assets	98	135
Loss on disposal of assets	162	15
Stock-based compensation, net of forfeitures	582	2,483
Interest expense, net	1,881	3,633
Foreign exchange (gains)/loss, net	1,247	(120)
Other non-cash	370	727

Changes in operating assets and liabilities:
Account receivable	(177)	(109)
Inventory	(308)	231
Other assets and prepayments	(1,395)	570
Accounts payable	(15)	(741)
Deferred revenue	(17)	67
Other liabilities	235	269
A. Net cash used in operating activities	(6,095)	(10,484)

Cash flow from investing activities
Purchases of vehicles	(3,431)	--
Purchases of other property, plant and equipment	(497)	(90)
Proceeds from disposal of property, plant and equipment	5	--
Purchases of intangible assets	(72)	(642)
B. Net cash used in investing activities	(3,994)	(732)

Cash flow from financing activities
Proceeds from issuance of pre-funded convertible notes	7,500	--
Proceeds from issuance of convertible notes	--	7,500
Repayment of convertible notes	--	(930)
Repayment of term loans	(3,333)	(2,639)
Interest paid	(605)	(3,084)
Payments on warrants	--	(90)
C. Net cash generated from financing activities	3,562	757
D. Decrease in cash and cash equivalents (A+B+C)	(6,527)	(10,459)
E. Cash and cash equivalents at beginning of the period	10,498	19,424
Cash and cash equivalents at ending of the period (D+E)	3,970	8,965

Non-GAAP Reconciliations

Consolidated Adjusted EBITDA

(in thousands $)	1H 2023	1H 2024
Net loss	(13,331)	(21,869)
Depreciation and amortization	4,672	4,359
Financial income	(2,720)	(559)
Financial expense	1,946	4,209
Customs tax provision expense	(78)	33
Lawsuit provision expense	67	16
Stock based compensation expense accrual	574	2,483
Adjusted EBITDA	(8,869)	(11,328)
Adjusted EBITDA margin	(93.5)%	(134.7)%

Two-wheeled Electric Vehicle Service - Adjusted EBITDA

(in thousands $)	1H 2023	1H 2024
Net loss	(9,120)	(8,765)
Depreciation and amortization	4,672	4,359
Financial income	(2,720)	(559)
Financial expense	1,946	4,209
Customs tax provision expense	(78)	33
Lawsuit provision expense	67	16
Stock based compensation expense accrual	573	497
Adjusted EBITDA	(4,659)	(210)
Adjusted EBITDA margin	(49.1)%	(2.5)%

Ride-hailing - Adjusted EBITDA

(in thousands $)	1H 2023	1H 2024
Net loss	(4,211)	(13,104)
Stock based compensation expense accrual	--	1,986
Adjusted EBITDA	(4,211)	(11,118)
Adjusted EBITDA margin	--	--

Two-wheeled Electric Vehicle Service - Cost of Revenues, excluding Fleet Depreciation

(in thousands $)	1H 2023	1H 2024
Cost of revenues	(13,018)	(9,886)
Fleet depreciation (Cost of revenues)	4,284	4,176
Cost of Revenues, excl. Fleet Depreciation[1]	(8,734)	(5,711)

1.	Cost of revenues,excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.

Two-wheeled Electric Vehicle Service - Pre-depreciation Contribution Profit per Ride

(in thousands $)	1H 2023	1H 2024
Revenue	9,485	8,409
Cost of revenues	(13,018)	(9,886)
Cost of revenues, excl. fleet depreciation[1]	(8,734)	(5,711)
Fleet depreciation (cost of revenues)	(4,284)	(4,176)
Gross profit	(3,533)	(1,478)
Fleet depreciation (cost of revenues)	4,284	4,176
Pre-depreciation contribution profit	750	2,698
Pre-depreciation contribution profit per ride[2] ($)	0.10	0.54

1.	Cost of revenues, excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.
2.	Pre-depreciation contribution per ride is calculated by adding depreciation and amortization per ride to gross profit per ride.